FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of October 2008

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

(Hong Kong Stock Code: 5)

HSBC HOLDINGS PLC

THIRD INTERIM DIVIDEND FOR 2008

Pursuant to Rule 13.43 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, a meeting of Directors of HSBC Holdings plc will be held on Monday, 3 November 2008 to consider the declaration of the third interim dividend for 2008.

By Order of the Board

R G Barber

Group Company Secretary

20 October 2008

The Board of Directors of HSBC Holdings plc as at the date of this announcement are: S K Green, M F Geoghegan, S A Catz†, V H C Cheng, J D Coombe†, J L Durán†, R A Fairhead†, D J Flint, A A Flockhart, W K L Fung*, S T Gulliver, J W J Hughes-Hallett†, W S H Laidlaw†, Sir Mark Moody-Stuart†, G Morgan†, N R N Murthy†, S M Robertson† and Sir Brian Williamson†.

† Independent non-executive Director

* Non-executive Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                       By:

                                                                                                                          Name: P A Stafford

                                                                                                                                            Title: Assistant Group Secretary

                                                                                                                                                                                                         Date: October 20, 2008